Exhibit 99.1

FOR IMMEDIATE RELEASE:

Afya Limited Announces the Acquisition of UniRedentor - Sociedade Universitária Redentor

November 4, 2019 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of UniRedentor - Sociedade Universitária Redentor or Uniredentor. The transaction is subject to antitrust regulatory approval.

Uniredentor is a non-profit post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rio de Janeiro. Uniredentor also offers other health related undergraduate degrees and graduation programs in medicine and health. In 2018, UniRedentor’s gross revenue totaled R$108 million and more than 70% came from health related programs.

The aggregate purchase price was R$225 million, of which: (i) R$125 million will be paid in cash as of the closing date, and (ii) R$20 million is payable in five equal installments through June 2024, adjusted by the CDI rate.

The acquisition will contribute 112 medical school seats to Afya, increasing Afya’s total medical school seats to 1,684 and will fortify Afya’s presence in medical graduation courses.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br